AM 1-11-2005

SECURIT 05035601 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 1/11/05

SEC FILE NUMBER
8- 40571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST CALIFORNIA SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. JAN 3 2005 516

1765 SCOTT BLVD, STE 206
(No. and Street)

SANTA CLARA (City) CA (State) 95050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDER GABOR 408/ 261-9260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTEMIO R. TULIO
(Name – *if individual, state last, first, middle name*)

2835 DANWOOD CT (Address) SAN JOSE (City) CA (State) 95148 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 12 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Gabor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First California Securities, as of October 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The company and directors trade their own account registered under their own name and classified as customers

Signature

President

Title

Notary Public

ALYSSA DEANN STRAPP
Commission # 1381737
Notary Public - California
Sacramento County
My Comm. Expires Oct 26, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Balance sheet of
First California Securities
as of Oct 31, 2004.

Assets:		
Current Assets:		
Cash in Bank	6,081	
Money Market Funds	63,850	
Securities	83,080	
		$153,011
Commissions receivable		3,732
Other receivables		51,730
Total Current Assets		208,473
Fixed Assets:		
Furnitures and fixtures	50,272	
Accumulated Depreciation	(49,737)	
Net fixed assets		535
Total Assets:		**$209,008**
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Commissions and Clearing Charges	57,285	
Payroll taxes	1,635	
Total Current Liabilities		58,920
Shareholders' Equity:		
Common stock	65,000	
Paid-in Capital	159,000	
Total Capital Stock		$224,000
Accumulated Deficit:		($73,912)
Shareholders' Equity		$150,088
Total Liabilities and Shareholders' Equity:		**$209,008**